# Nasdaq Regulation

**Eun Ah Choi**
**Vice President**
Listing Qualifications

<u>*By Electronic Mail*</u>

December 28, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 28, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Collaborative Investment Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

**Shares of beneficial interest, no par value, of: The SPAC and New Issue ETF**

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,